

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2013

Via E-mail
Ms. Kathleen Crusco
Chief Financial Officer
Epicor Software Corporation
4120 Dublin Boulevard, Suite 300
Dublin, CA 94568

>   Re: **Epicor Software Corporation**
>   **Form 10-K for Fiscal Year Ended September 30, 2012**
>   **Filed December 12, 2012**
>   **File No. 333-178959**

Dear Ms. Crusco:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief